Sino Gas International Holdings, Inc.

No 18. Zhong Guan Cun Dong St.

Haidan District, Beijing 100083, PRC

March 10, 2014

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Sino Gas International Holdings, Inc.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2012

Filed January 27, 2014

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed January 27, 2014

File No. 000-51364

Dear Ms. Thompson:

On behalf of Sino Gas International Holdings, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 5, 2014 (the “Letter”), with respect to amendment No. 2 to our annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on January 27, 2014 (the “10-K Amendment No. 2”) and our amendment No. 1 to our quarterly report on Form 10-Q for the quarter ended September 30, 2013, filed with the Commission on January 27, 2014 (the “10-Q Amendment No. 1”). We have revised the 10-K Amendment No. 2 in response to the Staff’s comments and are filing concurrently with this response Amendment No. 3 (the “10-K Amendment No. 3”), which reflects the revisions discussed herein. We have also revised the 10-Q Amendment No. 1 in response to the Staff’s comments and are filing concurrently with this response Amendment No. 2 to the 10-Q (the “10-Q Amendment No. 2”), which reflects the revisions discussed herein. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Statements of Income, page F-4

1.	We note your response to comment 1 in our letter dated December 31, 2013 and are reissuing our comment, as the change was not made as you indicate in your response.

Response:

The Company has included the requested revisions in the 10-K Amendment No. 3.

2.	We note your response to comment 2 in our letter dated December 31, 2013 and your revised presentation in your amended Form 10-K on page F-4. It appears you have removed your presentation of net income attributable to non-controlling interest and replaced it with comprehensive income attributable to non-controlling interest. ASU 220-10-45-5 requires presentation of both net income and comprehensive income attributable to the parent as well as net income and comprehensive income attributable to the non-controlling interest. Please revise to also include net income attributable to the non-controlling interest. Please refer to the illustration of the disclosure at ASC 220-10-55-7.

Response:

The Company has included the requested revisions in the 10-K Amendment No. 3.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2013

Part I: Financial Information

Consolidated Statements of Stockholders’ Equity, page F-4

3.	We note your response to comment 3 in our letter dated December 31, 2013. The revised presentation within your Amendment No. 1 to Form 10-Q appears to be consistent with that of your Amendment No. 2 to Form 10-K for the Fiscal Year ended December 31, 2012. Please revise to also apply the substance of our comment 2 of this letter pertaining to your Amendment No. 2 to Form 10-K to your Form 10-Q.

Response:

The Company has included the requested revisions in the 10-Q Amendment No. 2.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, Yuchuan Liu Chief Executive Officer